Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On September 29, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Industry does not run on electricity alone.

Many essential manufacturing processes depend on continuous, high-temperature heat. We are designing NuSunᵀᴹ to deliver that heat directly on site, targeting applications across metals, chemicals, cement, glass, and other industrial sectors.

That matters because direct process heat can reduce the need to convert energy into electricity first. For industrial customers, the value proposition is straightforward: firm, carbon-free heat where the process needs it.

NuCube X Post:

Industry needs more than electricity. We are designing NuSunᵀᴹ to deliver high-temperature process heat directly on site for sectors including metals, chemicals, cement, and glass, bringing firm, carbon-free heat closer to the process.